EXHIBIT 99
Explanation of Responses:
(1) The Reporting Person is the managing member of Hayground Cove Fund Management LLC, which is the general partner of Hayground Cove Associates LP, which is the investment manager of certain funds that previously held 13,273,941 warrants and now hold 414,811 shares of Common Stock.
(2) In addition, Jason N. Ader, the sole member of Hayground Cove Asset Management LLC, held 525,618 warrants which, pursuant to the Warrant Agreement, were converted into 16,425 shares of the Issuer’s Common Stock.